December 2, 2024

Shao-Ning Johnny Chou
Chief Executive Officer
BEST Inc.
2nd Floor, Block A, Huaxing Modern Industry Park
No. 18 Tangmiao Road, Xihu District, Hangzhou Zhejiang Province 310013
The People   s Republic of China

       Re: BEST Inc.
           Schedule 13E-3/A filed November 22, 2024
           File No. 005-90115
Dear Shao-Ning Johnny Chou:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in, and all page references below refer to, the preliminary proxy statement attached as Exhibit
(a)-(1) to the
Schedule 13E-3/A, unless otherwise indicated.

Schedule 13E-3/A filed November 22, 2024
Certain Financial Projections, page 39

1. We note your response to prior comment 9 and reissue the comment. Please revise the assumptions listed at the bottom of page 40 to include the Company no longer incurring the costs associated with being a publicly-listed company, as disclosed on page 44.
Opinion of the Special Committee's Financial Advisor, page 41

2. We note your response to prior comment 13 and reissue the last sentence of that comment. Please clarify whether the assumptions added in response to that comment are included in the assumptions disclosed on page 40 or in the second set of bullet
 December 2, 2024
Page 2

       points on page 42 of the revised proxy statement, or are additional assumptions underlying the Management Projections that would assist security holders in evaluating Kroll's fairness opinion and analyses.
3. We note your response to prior comment 14 and reissue the comment. The revised disclosure on page 43 continues to suggest that security holders may not rely on
       Kroll's opinion. Please revise to remove that language. Alternatively, please provide us with the legal basis for your belief that security holders cannot rely on Kroll's opinion to bring actions under Cayman law, including a description of any Cayman law authority on such a defense.
Summary of Discounted Cash Flow Analysis and Selected Public Companies and M&A Transactions Analyses, page 48

4. Refer to prior comment 10 and your response. We are unclear what you mean by the statement that Kroll "did not select valuation multiples based on the selected public companies analysis and the selected M&A transactions analysis." If Kroll generated such values, please include them in this section. You may additionally include explanatory language regarding the fact that Kroll did not rely on such figures, with an accompanying explanation. If Kroll did not generate such values, explain why not in the revised disclosure document.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Brian Soares at 202-551-3690 or Christina Chalk at
202-551-3263.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions